

ENERNORTH INDUSTRIES INC.

Suite 1502, 1 King Street West,
Toronto, Canada M5H 1A1

**FORM OF PROXY SOLICITED BY THE
MANAGEMENT OF ENERNORTH INDUSTRIES INC.
FOR USE AT THE ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON NOVEMBER 7, 2006**

The undersigned shareholder(s) of **EnerNorth Industries Inc. (**the "**Company**") hereby appoint(s) in respect of all of his or her shares of the Company, Sandra J. Hall, President and a director or failing her, Scott T. Hargreaves, Chief Financial Officer, or in lieu of the foregoing _____as nominee of the undersigned, with power of substitution, to attend, act and vote for the undersigned at the annual and special meeting (the "**Meeting**") of shareholders of the Company to be held on the 7th day of November, 2006, and any adjournment or adjournments thereof, and direct(s) the nominee to vote the shares of the undersigned in the manner indicated below:

1. TO VOTE FOR [   ] WITHHOLD FROM VOTING [   ] in the election of directors named in the accompanying Circular;

2. TO VOTE FOR [   ] WITHHOLD FROM VOTING [   ] on the appointment of BDO Dunwoody LLP, Chartered Accountants as auditors, to hold office until the close of the next annual meeting of shareholders of the Company and to authorize the directors of the Company to fix the remuneration of the auditors of the Company;

3. TO VOTE FOR [   ] AGAINST [   ] the resolution authorizing the issuance by the Company during the twelve months following the Meeting, pursuant to one or more private placements, acquisitions or equity credit lines of up to 4,272,009 additional common shares at such price or prices and on such terms as the board of directors considers appropriate.

4. TO VOTE FOR [   ] AGAINST [   ] the resolution authorizing the approval of a revised stock option plan (the "Plan") and, among other things, increase the maximum aggregate number of common shares reserved for issuance under the Plan to an amount equal to 20% of the issued and outstanding shares of the Company.

5. TO VOTE FOR [   ] AGAINST [   ] a special resolution (the "Stated Capital Resolution"), as set forth in the Circular, authorizing and approving the reduction in the consolidated stated capital of the Company

This proxy revokes and supersedes all proxies of an earlier date.

If any amendments or variations to matters identified in the Notice of the Meeting are proposed at the Meeting or if any other matters properly come before the Meeting, this proxy confers discretionary authority to vote on such amendments or variations or such other matters according to the best judgment of the person voting the proxy at the Meeting.

DATED the_____ day of_____ 2006

_____
Signature of Shareholder(s)

_____
Print Name

(SEE NOTES ON THE BACK OF THIS PAGE)

NOTES:

(1)   This form of proxy must be dated and signed by the appointor or his or her attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized. If the proxy is not dated, it will be deemed to bear the date on which it was mailed.

(2)   The shares represented by this proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for.

(3)   A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM OR HER AND ON HIS OR HER BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THIS FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE COMPANY C/O EQUITY TRANSFER & TRUST COMPANY, SUITE 420, 120 ADELAIDE STREET WEST, TORONTO, ONTARIO, M5H 4C3, AT ANY TIME PRIOR TO 4:00 P.M. (TORONTO TIME) ON THE 3rd DAY OF NOVEMBER, 2006.

(4)   IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY, THE PERSONS NAMED IN THIS PROXY WILL VOTE FOR EACH OF THE MATTERS IDENTIFIED IN THIS PROXY.

(5)   This proxy ceases to be valid one year from its date.

(6)   If your address as shown is incorrect, please give your correct address when returning this proxy.